UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

23 May 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

TNT Logistics Italy and Diesel SpA - partners for a further five years, 23 May 2006

23 May 2006

TNT Logistics Italy and Diesel SpA - partners for a further five years

The two companies renew their partnership agreement until 2010

TNT Logistics Italy, headed by Mr Gianfranco Sgro, has consolidated its presence in the Italian fashion industry through the recent renewal of its agreement with Diesel, the world famous fashion house renowned for its casual designs.

Launched in 2001, the partnership involving the management by TNT Logistics of the client's integrated logistics activities will continue through to the end of 2010.

Under the agreement, TNT Logistics will continue to manage activities involving the collection, storage and handling of goods, the preparation of orders and transport to sales outlets, as well as its value-added services such as the packaging and tagging of goods as specifically requested by the client.

As part of the new agreement, TNT Logistics will set aside a specific area for the management of logistic services for the client, located in the logistics hub of Limena (Padua) and covering a total of 17,000 m2. A semi-automatic sorting system will also be installed to man-age hanging garments.

Along with the renewed agreement with Diesel, TNT Logistics will, as of May 2006, take on the management of logistics activities for 55DSL, the Diesel group brand designed especially for the youth market. Working from the Limena logistics hub, TNT Logistics will manage the handling and preparation of orders, setting aside an area of over 1000 m2 for the activity.

"The renewal of the agreement with Diesel, a brand-name of great prestige on the world fashion scene," comments Mr Gianfranco Sgro, Managing Director of TNT Logistics Italy, "is for our company a source of great satisfaction. The renewal represents a reward for the intense efforts made over these last few years to support the growth of the client, and the innovative supply chain management solutions developed to address the client's needs. The signing of the agreement has forged the basis for a long and prosperous partnership with Diesel."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 23 May 2006